Exhibit (a)(1)(J)

Supplement

to

Amended and Restated

Offer to Purchase for Cash

by

Jason Industries, Inc.

(formerly known as Quinpario Acquisition Corp.)

of

Up to 9,200,000 of its Warrants to Purchase Common Stock

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON JULY 18, 2014 OR SUCH LATER TIME AND DATE TO WHICH THE OFFER IS EXTENDED.

The date of this supplement to the amended and restated offer to purchase is July 7, 2014.

Jason Industries, Inc., formerly known as Quinpario Acquisition Corp. (the “Company” or “we,” “us” or “our”), hereby amends and supplements its offer to purchase up to 9,200,000 of its outstanding warrants to purchase common stock, par value $0.0001 per share, with an exercise of $12.00 per share (the “Warrants”). As amended and supplemented, the Company hereby offers to purchase its Warrants at a purchase price of $1.50 per Warrant, in cash, without interest (the “Purchase Price”), for an aggregate Purchase Price of $13,800,000, upon the terms and subject to certain conditions described in the amended and restated offer to purchase dated June 18, 2014 (the “Offer to Purchase”) and in the related amended and restated letter of transmittal (“Letter of Transmittal”), as amended and supplemented by this Supplement to Offer to Purchase for Cash (this “Supplement,” which, together with the Offer to Purchase and the Letter of Transmittal, as they may hereafter be amended or supplemented from time to time, constitute the “Offer”).

The terms and conditions set forth in the Offer to Purchase remain applicable in all respects to the Offer, except to the extent amended and supplemented by this Supplement. Where information in the Offer to Purchase is in conflict with, is supplemented by or replaced by information in this Supplement, the information provided in this Supplement shall govern. Capitalized terms used in this Supplement but not otherwise defined have the meanings ascribed to those terms in the Offer to Purchase.

EXCEPT AS DESCRIBED IN THIS SUPPLEMENT, ALL TERMS AND CONDITIONS OF THE OFFER REMAIN UNCHANGED.

Because of the proration provisions described in the Offer to Purchase, we may purchase less than all of the Warrants tendered by a Warrant holder if more than an aggregate of 9,200,000 Warrants are properly tendered and not properly withdrawn. See “The Offer—Section 1. Number of Warrants; Purchase Price; Proration” in the Offer to Purchase.

Increase in Purchase Price

The Purchase Price that the Company has offered to pay for each Warrant has been increased from $1.00 to $1.50 per Warrant. The Offer to Purchase and the Letter of Transmittal are hereby amended as follows to reflect the new Purchase Price:

•	All occurrences of the text “$1.00” in relation to the Purchase Price are hereby amended to read “$1.50”.

•	All occurrences of the text “$9,200,000” in relation to the aggregate Purchase Price are hereby amended to read “$13,800,000”.

Extension of Expiration Date

The Expiration Date of the Offer has been extended from 11:59 p.m., New York City time, on July 7, 2014 until 11:59 p.m., New York City time, on July 18, 2014, unless the Offer is otherwise further extended or terminated. The Offer to Purchase and Letter of Transmittal are hereby amended as follows to reflect the extension:

•	All occurrences of the text “11:59 a.m., New York City time, on July 7, 2014” are hereby replaced with “11:59 p.m., New York City time, on July 18, 2014”.

Letter of Transmittal

The Letter of Transmittal is being amended and supplemented as described above. Any shareholders tendering in the Offer should complete the existing Letter of Transmittal (to the extent required) but such shareholders will be deemed to have submitted the Letter of Transmittal as amended pursuant to this Supplement.

The Offer to Purchase and this Supplement contain important information which should be read carefully before any decision is made with respect to the Offer.

Jason Industries, Inc. (formerly Quinpario Acquisition Corp.)

July 7, 2014

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